CUSIP No. 985510106

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Yellow Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

985510106

(CUSIP Number)

MFN Partners Management, LP

222 Berkeley Street, 13th Floor

Boston, MA 02116

Attn: Jonathan Reisman

Tel: (617) 443-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Michael F. DeMichele I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Farhad Nanji I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 51,983,126 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 3, 2023.

CUSIP No. 985510106

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and restates the Schedule 13D filed by the Reporting Persons on July 31, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Yellow Corporation (the “Issuer”). The Issuer’s principal executive office is located at 501 Commerce Street, Suite 1120, Nashville, Tennessee, 37203.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) MFN Partners, LP (the “Partnership”); (ii) MFN Partners GP, LLC (“MFN GP”), as the general partner of the Partnership; (iii) MFN Partners Management, LP (“MFN Management”), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC (“MFN LLC”), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The principal business address of each Reporting Person is c/o MFN Partners Management, LP , 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(c) The Partnership is a private investment partnership, the principal business of which is to make investments. The principal business of MFN GP is to act as the general partner of the Partnership. The principal business of MFN Management is to act as the investment adviser to the Partnership. The principal business of MFN LLC is to act as the general partner of MFN Management. Michael F. DeMichele and Farhad Nanji are managing members of MFN GP and of MFN LLC.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein are directly held by the Partnership and were acquired for the account of the Partnership in multiple transactions that occurred from July 10, 2023 through July 31, 2023, for aggregate consideration of approximately $22,926,265.97 (including commissions). The source of funds used to acquire the Common Stock was the working capital of the Partnership.

CUSIP No. 985510106

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. As previously disclosed, the Reporting Persons began to acquire shares of Common Stock on July 10, 2023 and, subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may in the ordinary course of business acquire additional shares of Common Stock and may dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions or privately negotiated transactions or through other methods.

From time to time (including as part of or in connection with any bankruptcy or potential bankruptcy proceeding), each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including engaging in discussions with the Issuer, its board of directors (including any committee thereof), other current or prospective holders of Common Stock and other securities of the Issuer, existing and potential creditors of the Issuer, committees of creditors and/or equity holders of the Issuer, existing and potential strategic and funding partners, potential acquirers of the Issuer and/or its assets, financial and other consultants and advisors and other third parties about any of the following, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions, which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected during the past sixty days by the Reporting Persons is incorporated herein by reference to Exhibit B attached hereto .

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Transactions Effected During the Past Sixty Days

CUSIP No. 985510106

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually